United States securities and exchange commission logo





                             August 3, 2021

       David Sealock
       Chief Executive Officer
       Sky Quarry Inc.
       136 E S Temple
       Suite 1400
       Salt Lake City, Utah 84111

                                                        Re: Sky Quarry Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 7, 2021
                                                            File No. 024-11574

       Dear Mr. Sealock:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed July 7, 2021

       Use of Proceeds, page 17

   1. As this is a best efforts, no minimum offering, please expand your tabular presentation to disclose corresponding
information in the event that you sell less than 6.5 million units
                                                        (43%), such as making
clear how you would allocate proceeds at the 10% or 20%
                                                        level. In addition,
please expand footnote 1 to clarify how much of the estimated amount for offering expenses
includes payments to Equifund.


       Business
       Asphalt Bitumen Leases, page 20

   2. You provide disclosure of various quantitative estimates of bitumen and crude
 David Sealock
FirstName
Sky QuarryLastNameDavid Sealock
           Inc.
Comapany
August     NameSky Quarry Inc.
       3, 2021
August
Page 2 3, 2021 Page 2
FirstName LastName
         oil resources which appear to be excerpts from a report filed as
Exhibit 16 that is entitled
            Evaluation of Bitumen Contingent Resources.    Please refer to the
following examples of
         these disclosures provided on page 20 of the Offering Circular:
             the PR Spring leases in total hold 184.3 million barrels of bitumen initially-in-place with no ore cutoff and 90 million barrels (of bitumen initially-in-place) above six percent ore grade, and
             on a best estimate unrisked basis, the currently permitted mine pits under the
              Company   s mine plan hold 10.7 million barrels of oil (gross).

         Please note the Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publicly filed with the Commission of the estimates of oil or gas resources other than reserves, and any estimated values of such resources. Refer to
         Instruction 4 to Subpart 229 Item 102 and Subpart 229 Item 1201(a) of Regulation S-K,
         respectively.

         We also note that the resource evaluation report on the PR Spring leases was prepared by
         McDaniel & Associates Consultants Ltd. in accordance with the standards set out in the
         Canadian Oil and Gas Evaluation Handbook. Notwithstanding your disclosure that these estimates were prepared using Canadian evaluation standards, such estimates must also comply with item 1201(c) of Regulation S-K, which requires estimates to be prepared in accordance with the definitions set forth in Rule 4-10(a) of Regulation S-X. If your estimates, including estimates of the quantities and associated values presented in Exhibit
         16, do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of
         Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.
Business
Asphalt Bitumen Leases
The PR Spring Facility, page 20

3. Please further describe the methodology used in the "bench" tests referenced here and under "The ECOSolv Process." Disclose the dates of such bench tests, and state in each case whether you or a third party (which should be named) conducted such tests.
Principal shareholders, page 28

4. Because Mr. Sealock controls Autus Ventures Ltd. and in light of the separate 5/30/2020 purchases you disclose at page 27, please revise the tabular disclosure to include all such combined holdings within the tabular entry for Mr. Sealock and provide corrected information for the resulting percentage of his share ownership. Retain appropriate separate entries for Autus Ventures Ltd. and corresponding footnotes to explain the ownership for shares attributed to both. Please also provide additional disclosure to identify the person(s) who has or shares voting and/or dispositive power over the shares held by Varie Asset Management. See Exchange Act Rule 13d-3.
 David Sealock
FirstName
Sky QuarryLastNameDavid Sealock
           Inc.
Comapany
August     NameSky Quarry Inc.
       3, 2021
August
Page 3 3, 2021 Page 3
FirstName LastName
Plan of Distribution, page 28

5. Please provide a detailed description of all of the services to be provided by Equifund
         LLC. Please also provide a detailed analysis of why Equifund LLC is not required to register as a broker-dealer.
Process of Subscribing, page 30

6. You disclose that if an investor decides to subscribe for the securities in this offering, your investors should go to www.equifund.com/skyquarry. Please provide us as part of your letter of response the content that will be used in connection with this offering on that page.
2.(a) Basis of Presentation, page 42

7. You state that your consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles or US GAAP. We note that footnote 8 at page 48 refers to IAS 16 and footnote 9 at page 49 uses the term exploration and evaluation assets, a term used in IFRS 6. Please eliminate any disclosures in the annual and interim Sky Quarry, Inc. footnotes that may not be consistent with US GAAP.
Sky Quarry, Inc. Notes to Consolidated Financial Statements
1. Nature of Operations, page 42

8. We understand that you acquired 2020 Resources LLC and 2020 Resources (Canada) Ltd.
         on September 16, 2020. Please tell us how you considered presenting these entities as your predecessor, given that you have succeeded to the businesses of these entities and that the operations of Sky Quarry before the acquisition appear insignificant relative to the operations acquired. Please revise your financial statements and related disclosures as necessary. Refer to paragraph (a)(1) of Part F/S to Form 1-A and the definition of a predecessor in Exchange Act Rule 12b-2 and Securities Act Rule 405. 2.(h) Oil and gas property and equipment, page 43

9. We note you disclose that you follow the successful efforts method of accounting for oil and gas properties. Please provide the disclosures required by Part F/S(b)(6) of Form 1-A, or explain to us why you believe these disclosures are not required. We also refer you to
         Rule 4-10(a)(32)(b) of Regulation S-X.
4. Acquisitions, page 46

10. You disclose that the value of the exploration and evaluation assets was determined by assigning the residual value of the assets acquired from 2020 Resources, LLC and 2020
         Resources (Canada) Ltd. Please tell us how the results of your valuation complies with the requirement to allocate the cost of a group of assets acquired in an asset acquisition based on their relative fair values. See ASC 805-50-30-3.
 David Sealock
Sky Quarry Inc.
August 3, 2021
Page 4
Unaudited Pro-Forma Condensed Consolidated Financial Statements, page 94

11. Please revise to provide a pro forma statement of loss and comprehensive loss for the year ended December 31, 2020, the most recent fiscal year presented, reflecting the acquisition of 2020 Resources as if the transaction occurred as of January 1, 2020. Your pro forma presentation should include the results of 2020 Resources from the beginning of the period through the date of acquisition. See Rule 11-02(c)(2)(i) of Regulation S-X as referred to by Rule 8-05 of Regulation S-X.
Index to Exhibits, page 100

12.    Please provide updated auditor   s consents in your next amendment.
Refer to Item 17.11
       of Part III of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin,
Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or in his absence,
Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Sealock
                                                             Division of
Corporation Finance
Comapany NameSky Quarry Inc.
                                                             Office of Energy &
Transportation
August 3, 2021 Page 4
cc:       William Hart
FirstName LastName